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              SECURITIES & EXCHANGE COMMISSION
                     Washington, DC  20549
                       Amendment No. 14

                         SCHEDULE 13D/A
          Under the Securities Exchange Act of 1934
                FIRST FINANCIAL HOLDINGS, INC.
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                       (Name of Issuer)
                         Common Stock
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                (Title of Class of Securities)
                            320239106
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                         (CUSIP Number)

Peter S. Knox III, Chairman, Merry Land & Investment Company, Inc. Merry Land & Investment Company., Inc., 624 Ellis Street, Augusta, GA 30901 (706) 722-6756
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(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
                         September 5,1995
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    (Date of Event which Required Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is subject of this Schedule
13D, and is filing this schedule because of Rule 13d-1(b)(3) or
(4), check the following box (  ).

Check the following box if a fee is being paid with this statement. ( ). A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule add-1(a0 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed for he purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

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     1) Names of Reporting Persons' S.S. or I.R.S. Identification
Nos. of Above Persons:  Merry Land & Investment Company, Inc.,
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I.R.S. Identification Number 58-0961876.
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     2) Check the appropriate box if a Member of a Group (See
Instructions)
        (a)
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        (b)
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     3) SEC Use Only
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     4) Source of Funds (See Instructions) Not applicable
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     5) Check if disclosure of legal proceedings is required
pursuant to Items 2(d) or 2(e):  Not appplicable
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     6) Citizenship of Place of Organization:  Georgia
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      Number of         (7)  Sole Voting Power  200,000
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 Shares Beneficially    (8)  Shared Voting Power
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 Owned by Each Report-  (9)  Sole Dispositive Power  200,000
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ing Person with:       (10)  Shared Dispositive Power
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     11) Aggregate Amount Beneficially Owned by Each Reporting
Person:  200,000 by Merry Land & Investment Company, Inc.

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     12) Check if the aggregate amount in Row (11) excludes
certain shares (See Instructions)

Not Applicble
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     13) Percent of class represented by amount in Row (11):2.9%
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     14) Type of Reporting Person (See Instructions) CO
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     This Amendement to the Statement of Merry Land & Investment
Company, Inc. ("Merry Land") on Schedule 13D (the "Schedule 13D") with respect to the Common Stock of First Financial Holdings, Inc. (the "Issuer"), is filed to reflect the disposition of 154,400 shares of the Common Stock (a change of more than 1% of the total shares outstanding) by Merry Land, and to report the termination of Merry Land's obligation to report ownership of the Common Stock on Schedule 13D as of September 5, 1995, when Merry Land ceased to be the beneficial owner of more than five percent of the Common Stock and on September 7, 1995 when an additional 84,000 shares of Common Stock were sold. All capitalized terms used in this Amendment and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D.

Item 3(a). The Company is continuing its efforts to devote its resources to the apartment business. It expects to continue to dispose of its other investments, including its investment in First Financial Holdings, as market conditions appear favorable.

Paragraphs (a), (c), and (e) of Item 5 of this Schedule 13D are hereby amended to read as follows:

Item 5.   Interest in Securities of the Issuer.
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     (a) Merry Land beneficially owns 200,000 of Common Stock,
representing approximately 2.9 percent of the outstanding shares of Common Stock.

     (c) On July 20, 1995, Merry Land sold 5,400 shares of Common Stock and on August 11, 1995, sold 5,000, both in open market transactions at an average sale price of $20 per share. On September 5, 1995, Merry Land sold 60,000 shares of Common Stock in open market transactions at an average sale price of $19.875 per share and on September 7, 1995, Merry Land sold 84,000 shares of Common Stock in open market transactions at an average sale price of $20.125 per share.

     (e) Merry Land ceased to be the beneficial owner of more than five percent of the Common Stock on September 5, 1995, as a result of which Merry Land is no longer subject to reporting on
Schedule 13D with respect to the Common Stock.
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     signature.
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     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Eleventh Amended Statement is true, complete and correct.

September 11, 1995
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Date

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Signature
Peter S. Knox III, Chairman, Merry Land & Investment Company,
Inc.
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Name/Title

     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer of general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature. ATTENTION: INTENTIONAL MISSTATEMENT OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).